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February 4, 2021

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Michael Foland
Jan Woo

Re:	Kaltura, Inc.
Draft Registration Statement on Form S-1
Submitted December 18, 2020
CIK No. 0001432133
Ladies and Gentlemen:
On behalf of Kaltura, Inc. (the “Company”), we are hereby confidentially submitting an amendment to the above-captioned Draft Registration Statement on Form S-1 (“Submission No. 2”), which was previously submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 18, 2020 (the “Draft Submission” and, as the same may be amended from time to time, the “Registration Statement”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on January 14, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.
For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

February 4, 2021

Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1
1.You disclose that as of September 30, 2020, you had more than 15 million authenticated users. Please define authenticated user and provide further context for this metric, including a discussion of whether this includes inactive users.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the number of “authenticated users” disclosed by the Company for any specified time period refers to the total number of unique users that logged in and performed some action recorded by the Company’s platform during that period of time. The Company respectfully submits that because only users that interact with the Company’s platform during a given time period qualify as “authenticated users,” this metric necessarily excludes users that are inactive. In response to the Staff’s comment, the Company has revised its disclosure on page ii of Submission No. 2 to explain how the Company defines “authenticated users,” and on pages 1, 2, 105 and 106 of Submission No. 2 to clarify that the Company calculates this metric for a specified period of time (and not as of a specified date).
2.You disclose that as of September 30, 2020, you had over 1,000 enterprise customers. You also state that most of your existing customer base consists of large enterprise customers. Please revise to disclose how you define an “enterprise customer” and a “large enterprise customer.” Disclose the percentage of your total revenue that is generated by each type of customer, the number of enterprise customers, as well as total customers for each period presented. Refer to SEC Release 33-10751.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that references to the Company’s “enterprise customers” were intended to refer to the Company’s customer base as a whole and not to any particular type of customer. In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 33, 106 and 115 of Submission No. 2 to remove references to the Company’s “enterprise” customers.
3.Please disclose whether the 25 of the Fortune 100 customers, the U.S. R1 educational institutions, the seven Ivy League schools and the global media companies and telecom operators that you reference comprise a material portion of your revenue.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 accordingly.
Risk Factors
We typically provide service-level commitments under our customer agreements..., page 31
4.You state that you experienced a period of service instability in the third quarter that caused you to fall below the service-level commitments in your customer agreements. Please

February 4, 2021

discuss the extent of the customer terminations and the decrease in customer renewals that you experienced during this period.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed in the Registration Statement, the Company did not experience a significant increase in customer terminations and has not experienced a material decrease in customer renewals to date as a result of the service instability that occurred during the third quarter of 2020. However, the subscription periods that were in effect for many of the Company’s customers during such time have not yet expired and, as a result, these customers have not yet had an opportunity to determine whether or not to renew their agreements with the Company. Accordingly, it is possible that customer renewal rates may decline in the future as additional customers reach the end of their subscription terms. The Company confirms that if the decline in customer renewals related to this event becomes material, it will update the corresponding disclosure accordingly in a subsequent amendment to the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operating Metrics
Annualized Recurring Revenue, page 86
5.Please explain your basis for including term license revenue, which is recognized at a point in time at delivery, in the ARR metric. Tell us how including the term licenses is useful to an investor when trying to understand your recurring revenue contracts. As part of your response please tell us the typical term license period and your term license renewal rates.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that while the revenue recognition policy applicable to the Company’s term license subscriptions requires the Company to recognize the resulting subscription revenue at the point in time in which the license is delivered to the customer as opposed to ratably over the time of the subscription (as is required under the revenue recognition policy applicable to the Company’s SaaS and PaaS subscriptions), the Company respectfully submits that the nature and material terms of the Company’s term license subscriptions are similar to those of its SaaS and PaaS subscriptions. The key difference between the two offerings, which drives the difference in revenue recognition, is the method by which the services are deployed, with SaaS and PaaS subscriptions involving a cloud-based deployment and term license subscriptions being deployed via software installed on the customer’s premises. Accordingly, notwithstanding their different deployment methods, the Company views both its term license subscription revenue and its SaaS and PaaS subscription revenue as meaningful indicators of the future revenue opportunity available under the Company’s existing recurring customer contracts. The Company believes that including term license revenue in its ARR metric is further supported by the fact that the typical term license period is 21 months and the term license renewal rate was 87% based on revenue from term license contracts that were recognized during 2019 and 2020, which is also in line with the license period and renewal rate of SaaS and PaaS subscriptions during the same period. The Company further notes that for each term license subscription included in the Company’s ARR calculation, the Company annualizes the corresponding revenue by dividing the total contract value of such term license (excluding revenue from any one-time professional services and setup fees) as of the last day of the specified period by the number of days remaining in the contract term and then multiplying by 365. Moreover, as indicated in the preceding sentence, the Company’s ARR calculation does not include revenue from any one-time professional services and setup fees that are also payable under the Company’s term license subscription agreements.

February 4, 2021

Business
Our Opportunity, page 108
6.Please disclose how you calculated the total addressable on-demand, live, and real time video experience market. Discuss any assumptions or limitations of your estimate.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 accordingly.
Principal Stockholders, page 128
7.Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities listed.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 142 and 143 of Submission No. 2 to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Point 406 Ventures, Nexus India Capital II, L.P., Avalon Ventures VII, L.P. and Sapphire Ventures Fund II, L.P. The Company confirms that it will update its disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Intel Capital Corporation and Goldman Sachs & Co. LLC.
Consolidated Financial Statements
Consolidated Statements of Operations, page F-5
8.Tell us how you considered presenting product revenue derived from the sale of term software licenses as a separate line item. Refer to Rule 5-03(b)(1) of Regulation S-X.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it separately discloses in its statement of operations the categories of its product and services revenue that exceed 10% of the Company’s total revenue. For the year ended December 31, 2019, these categories include (1) subscriptions, and (2) professional services, and the Company expects that this will be the same for the year ended December 31, 2020.
For the year ended December 31, 2019, revenue from the sale of term license subscriptions (excluding revenue from post-contract services sold together with the license) accounted for approximately 2.07% of the Company’s total revenue for such period.
The Company further advises the Staff that, as discussed in the Registration Statement, the Company offers its products mainly as a fully hosted cloud-based subscription and, to a lesser extent, gives customers a choice to license its product on-premises. Given the similar functionality of these two offerings (as noted above in the Company’s response to Comment 5), the Company believes that including revenues from on-premises and cloud-based subscriptions together as subscription revenues within the Company’s consolidated statement of operations provides more useful information to investors than if the Company presented these as separate line items.

February 4, 2021

The Company respectfully submits that it believes its current categorization best complies with Rule 5-03(b)(1) of Regulation S-X for its business based on the Company’s facts and circumstances. Furthermore, the Company believes its methodology for allocating revenue is consistent with the basis discussed in a speech regarding product and service revenue presentation delivered by Mr. Mark Barrysmith, Professional Accounting Fellow in the Office of the Chief Accountant, in December 2007, stating "a vendor’s basis for separately presenting product and service revenue will be a matter of judgment, dependent on the vendor’s specific facts and circumstances, including consideration of which form of presentation would be most meaningful to investors. And once again, we are willing to accept the use of judgment, so long as the vendor's basis is reasonably grounded, consistently applied and clearly disclosed."
The Company confirms to the Staff that it will continue to assess the percentage of the Company’s total revenue attributable to the Company’s different revenue streams as well as the qualitative aspects discussed above on a quarterly basis for the purposes of considering Rule 5-03(b)(1) of Regulation S-X, and to the extent the revenue generated from selling term license subscriptions exceeds 10% of the Company’s total revenue in a given period, the Company will modify its presentation as needed to comply with Rule 5-03(b)(1) of Regulation S-X.
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-12
9.You disclose that your contracts usually include a fixed amount of consideration, as well as variable consideration for overage. Please revise to disclose how you recognize revenue for overage usage in your contracts. As part of your response, please quantify the amount of usage revenue recognized in the periods presented.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that total overage revenue as a percentage of total revenue amounted to less than 1.5% for the year ended December 31, 2019, and the Company anticipates overage revenue as a percentage of total revenue to be similar for the year ended December 31, 2020. The variable usage-based revenue effectively referred to as “overage” is charged when a customer exceeds its committed usage threshold in any given period.
Customer usage is highly susceptible to factors outside of the Company’s influence and is driven by factors unique to each customer over which the Company has little to no insight (the customers’ general business activity, industry influences, and activity within the market that the customer operates, seasonality, among others). Normally, usage charges relate to bandwidth and storage consumption.

Based on the foregoing, the Company concluded that overage usage by any customer is not considered probable at the inception of the contract in accordance with ASC 606-10-32-11. Therefore, the Company recognizes variable consideration when it is considered probable, generally when the overage is consumed by the customer.

In response to the Staff’s comment, the Company has revised the disclosure regarding its revenue recognition accounting policy on pages 100 and F-12 of Submission No. 2 to note that revenue accounted for as variable consideration is recognized when the uncertainty is resolved, usually

February 4, 2021

when the customer exceeds its committed usage threshold (i.e., overages are consumed) and the overages are invoiced.

Note 12. Convertible and Redeemable Convertible Preferred Stock and Stockholders’ Deficit,

10.Please provide us with a breakdown of all stock-based compensation awards granted in 2020 and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it granted the following options from January 1, 2020 to December 31, 2020:

Grant Date	Number of Options Granted	Fair Value of Common Stock
March 13, 2020	355,000	$9.46
March 26, 2020	272,559	$9.46
May 13, 2020	22,000	$9.46
December 24, 2020	2,897,250	$22.43
Total	3,546,809
The Company performs periodic valuations of its common stock in order to determine the fair value of its common stock for financial reporting purposes. To the extent possible, these valuations use consistent methodologies and assumptions.
A valuation was performed as of June 30, 2019 and resulted in a value per common share of $9.96. The total equity value was determined using a combination of guideline public companies (“GPC”) and discounted cash flow (“DCF”) methodologies. The GPC approach estimates the enterprise value of the Company based on a comparison of the Company to public companies with similar enterprises (the “Peer Group”). The GPC approach estimates enterprise value by applying a representative revenue-to-price multiple from the identified Peer Group to the Company’s forecasted revenue. The Company’s Peer Group was selected based on operational and economic similarities to the Company, and factors considered included, but were not limited to, industry, business model, growth rates, customer base, capitalization, size, profitability and stage of development. The Company regularly assessed the set of comparable companies as new or more relevant information became available. This approach involves the identification of relevant transactions, and determining relevant multiples to apply to the Company’s revenue. The DCF Approach reflects cash flows based on prospective financial information provided by management. The discount rate used to determine the present value of the cash flows was developed using the Capital Asset Pricing Model and reflected the appropriate risk of investing in the Company given its current stage of development (expansion stage). The discount rate was compared for consistency with market-based returns expected by venture-capital investors. The projected revenues and expenses used in the Income Approach were based upon what the Company's management was expecting the Company to generate over the plan period.

February 4, 2021

Management also provided cash flow information for the plan period. The projections incorporated the Company’s expected tax expenses, depreciation and amortization, capital expenditures and expected working capital needs. The terminal value was determined by applying a multiple to the final forecast year's revenue. That multiple was consistent with the multiple used in the Guideline Public Company analysis.
The value of the Company’s common stock was determined using a hybrid approach consisting of two different options pricing models (“OPM”). One model assumed a sale of the Company with all preferred shares receiving their guaranteed liquidation preferences. The other model assumed an IPO in which all shares are converted into common shares. The Company assigned a 15% likelihood to the IPO scenario and an 85% likelihood to the sale scenario. Both scenarios assumed a 1.5-year timeframe to a liquidity event. A discount for lack of marketability (“DLOM”) of 22% was used to reflect the illiquid nature of the shares.
The next valuation was performed as of March 31, 2020 and resulted in a value per common share of $9.46. This valuation relied exclusively on the GPC approach as, due to the COVID-19 pandemic, there was no reliable forecast in place. The COVID-19 pandemic had a negative impact on the GPC company valuations, which was reflected in the Company’s equity value as well. The same hybrid approach was used to allocate value to the various classes of securities, and the Company again assigned a 15% likelihood to the IPO scenario and an 85% likelihood to the sale scenario. The timeframe to a liquidity event was 1.25 years in both scenarios, and the Company used a combined DLOM of 18.2%.
The next valuation was performed as of June 30, 2020 and resulted in a value per common share of $15.49. In connection with this valuation, the Company had more reliable insights with respect to the impact of the COVID-19 pandemic on its business and was able to use a combination of GPC and DCF approaches. A recovery from the COVID-19 pandemic was seen and reflected in this valuation. The same hybrid approach was used to allocate value to the various classes of securities. The Company assigned a 70% likelihood to the IPO scenario and an 30% likelihood to the sale scenario, based on the progress of its business, the market conditions that reflected on its ability to go public and the commencement of preparations to go public. The timeframe to a liquidity event was shortened to one year in both scenarios, and the Company used a combined DLOM of 20.9%.
The next valuation was performed as of November 30, 2020 and resulted in a value per common share of $22.43. The Company used a combination of GPC and DCF approaches. This valuation was higher than the previous one due to continued growth by the GPC companies and an upward revision in the Company’s own forecast supported by its actual growth and progress in spite of the COVID-19 pandemic. The same hybrid approach was used to allocate value to the various classes of securities and the Company again assigned a 70% likelihood to the IPO scenario and an 30% likelihood to the sale scenario. The weighting assigned to an IPO scenario remained unchanged as the Company was still in the beginning stages of its IPO process and the macroeconomic environment was still highly uncertain due, in part, to COVID-19. The timeframe to a potential IPO was reduced to four months, with a DLOM of 13.8% and the timeframe to a potential sale was reduced to seven months, with a DLOM of 23.2%, representing a combined DLOM of 16.5%.

February 4, 2021

General
11.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.
* * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1623 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP

cc:
(via email)
Ron Yekutiel, Chairman and Chief Executive Officer, Kaltura, Inc.
Yaron Garmazi, Chief Financial Officer, Kaltura, Inc.
Michal Tsur, President and Chief Marketing Officer, Kaltura, Inc.
Byron Kahr, Esq., General Counsel, Kaltura, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Nitzan Hirsch-Falk, H-F & Co.
Yuval Oren, H-F & Co.
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Emily Roberts, Esq., Davis Polk & Wardwell LLP
Shachar Hadar, Meitar | Law Offices
Elad Ziv, Meitar | Law Offices